Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation	Ownership
IceCure Medical Inc.	Delaware	Wholly owned

IceCure Medical HK Limited	Hong Kong	Wholly owned

IceCure (Shanghai) MedTech Co., Ltd.	China	Wholly owned by IceCure Medical HK Limited